Subject to Completion

Preliminary Pricing Supplement dated January 22, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Merrill Lynch Long Short NotesSM

Linked to the Select Sectors Long Short Index—Series XII

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•	The Notes are designed for investors seeking exposure to a leveraged long position in the two equity indices named below and a short position in the two other equity indices named below. Each of these indices is described more fully in this pricing supplement.

•	The Select Sectors Long Short Index—Series XII (the “Composite Index”) will reflect a leveraged long position equal to 150% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 75% per index) between the Consumer Staples Select Sector Index and the S&P 500® Diversified Telecommunication Services Index (together, the “Long Components”), and a short position equal to 50% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 25% per index) between the Materials Select Sector Index and the Utilities Select Sector Index (the “Short Components”). The Composite Index does not take into account the dividends paid on any of the stocks included in either the Long Components or the Short Components.

•	Increases in the value of the Long Components will increase the level of the Composite Index while decreases in the value of the Long Components will decrease the level of the Composite Index. Conversely, an increase in the value of the Short Components will decrease the level of the Composite Index and a decrease in the value of the Short Components will increase the level of the Composite Index.

•	There will be no payments on the Notes prior to the maturity date, unless the Notes are redeemed by Merrill Lynch & Co., Inc. as provided below.
•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•	The settlement date for the Notes is expected to be March , 2007.

Payment on the maturity date:

•	The amount you receive on the maturity date will be based upon the percentage change in the level of the Composite Index, which reflects the direction of and percentage change in the value of the long position in the Long Components and the short position in the Short Components. If the level of the Composite Index declines between the time of calculating the starting value and the ending value, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Early redemption:

•	If on any date before the seventh scheduled index business day before the maturity date the closing level of the Composite Index is equal to or less than 50% of its initial level, the Notes will be redeemed on the fifth business day following that date. If redeemed, we will pay you an amount based on the percentage decrease in the level of the Composite Index as described in this pricing supplement.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting fee	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is February     , 2007.

“Merrill Lynch Long Short Notes” is a registered service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE COMPOSITE INDEX	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-24
ERISA CONSIDERATIONS	PS-27
USE OF PROCEEDS AND HEDGING	PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-28
EXPERTS	PS-28
INDEX OF CERTAIN DEFINED TERMS	PS-29

Medium-Term Notes, Series C Prospectus Supplement
(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,
Depositary Shares and Common Stock Prospectus Supplement
(the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Merrill Lynch Long Short Notes Linked to the Select Sectors Long Short Index—Series XII due April     , 2008 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Select Sectors Long Short Index—Series XII (the “Composite Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2008, unless redeemed by us as described in this pricing supplement. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March, the settlement date may occur in February or March and the maturity date may occur in March or April. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. Any reference in this pricing supplement to the month in which the maturity date will occur is subject to change as specified above.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the sections entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What is the Composite Index?

The Composite Index is designed to provide exposure to a leveraged long position equal to 150% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 75% per index) between the Consumer Staples Select Sector Index and the S&P 500® Diversified Telecommunication Services Index (together, the “Long Components”) and a short position equal to 50% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 25% per index) between the Materials Select Sector Index and the Utilities Select Sector Index (the “Short Components”, and each Long or Short Component, an “Index Component”). The Index Components are described in the sections entitled “The Composite Index—Long Components” and “—Short Components” in this pricing supplement. The Composite Index does not take into account any dividends paid on any of the stocks included in any Index Component (collectively, the “Component Stocks”).

Each Index Component will be assigned a weighting and that weighting reflects the relative contribution that Index Component initially makes to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Components can be viewed as the equivalent of a leveraged long position in the Long Components. The negative weighting of –50% of the initial level of the Composite Index in the Short Components can be viewed as the equivalent of a short position in the Short Components. Changes in the level of Index Components that have a greater absolute weighting will have a greater effect on the level of the Composite Index than changes in the level of Index Components that have a lesser absolute weighting.

The level of the Composite Index will be set to 100 on the Pricing Date.

A fixed factor (the “Multiplier”) will be determined for each Index Component on the Pricing Date. The Multipliers can be used to calculate the level of the Composite Index on any given day by summing the products of the level of each Index Component and its designated Multiplier, as described in this pricing supplement. Hypothetical Multipliers for each Index Component are illustrated in the section entitled “The Composite Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Component Stocks.

How has the Composite Index performed historically?

The Composite Index will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end levels of the Composite Index from January 2001 through December 2006 based upon historical levels for each Index Component, the hypothetical Multiplier for each Index Component calculated as of January 10, 2007 and a Composite Index level of 100 on that date. In addition, we have included tables and graphs showing the historical month-end levels of each of the Index Components from January 2001 through December 2006. These tables are included in the section entitled “The Composite Index” in this pricing supplement.

We have provided this information to help you evaluate the behavior of the Composite Index in various economic environments; this information, however, is not necessarily indicative of how the Composite Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if we have not previously redeemed the Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the percentage change in the level of the Composite Index and will equal:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average of the levels of the Composite Index at the close of the market on five Index Business Days (as defined herein) shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in trading of a sufficient number of the Component Stocks.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date based on the performance of the Composite Index between the Starting Value and the Ending Value. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Redemption Amount on the maturity date or early redemption.

How does the early redemption feature work?

If on any date before the seventh scheduled Index Business Day before the maturity date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount to be paid on the Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Composite Index is equal to or less than 50.

Examples

Set forth below are six examples of Redemption Amount calculations, assuming:

•	The Starting Value of the Composite Index of 100 was based upon the closing levels of the Consumer Staples Select Sector Index and the S&P 500 Diversified Telecommunication Services Index (collectively comprising the “Long Components”) and the Materials Select Sector Index and the Utilities Select Sector Index (collectively composing the “Short Components”) on January 10, 2007 and set forth in the table below. The hypothetical Multipliers were determined based upon these closing levels and used for the calculation of the hypothetical Ending Value in each example, as described in the section entitled “The Composite Index” in this pricing supplement. You are encouraged to read that section of this pricing supplement in order to fully understand the examples below.

•	Equal changes in the value of each of the Long Components and equal changes in the value of each of the Short Components. There may, however, be no correlation among the levels of those indices. An increase or decrease in any one of those indices does not assure there will be an increase or decrease in any other index included in the Long Components or Short Components, respectively.

•	The closing level of the Composite Index is not equal to or less than 50 on any date before the seventh scheduled Index Business Day before the maturity date. Therefore, the Notes were not subject to early redemption.

For each Index Component, the following table sets forth the hypothetical starting value, the hypothetical Multiplier and the hypothetical closing level used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.

	Starting Value	Hypothetical Multiplier	Hypothetical Closing Levels
Index			Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Consumer Staples Select Sector Index	263.82	0.28428474	277.01	277.01	277.01	218.97	250.63	250.63
S&P 500 Diversified Telecommunication Services Index	145.47	0.51557022	152.74	152.74	152.74	120.74	138.20	138.20
Materials Select Sector Index	356.71	–0.07008494	374.55	417.35	338.87	374.55	338.87	296.07
Utilities Select Sector Index	366.93	–0.06813289	385.28	429.31	348.58	385.28	348.58	304.55

Composite Index	100.00	—	105.00	99.00	110.00	72.00	95.00	101.00

Redemption Amount Per Unit			$10.50	$9.90	$11.00	$7.20	$9.50	$10.10

Example 1—The value of each of Index Component has increased by 5%:

Redemption Amount (per unit) = $10 ×	(105)	= $10.50
100

Example 2—The value of each Long Component has increased by 5% and the value of each Short Component has increased by 17%:

Redemption Amount (per unit) = $10 ×	(99)	= $9.90
100

Example 3—The value of each Long Component has increased by 5% and the value of each Short Component has decreased by 5%:

Redemption Amount (per unit) = $10 ×	(110)	= $11.00
100

Example 4—The value of each Long Component has decreased by 17% and the value of each Short Component has increased by 5%:

Redemption Amount (per unit) = $10 ×	(72)	= $7.20
100

Example 5—The value of each Index Component has decreased by 5%:

Redemption Amount (per unit) = $10 ×	(95)	= $9.50
100

Example 6—The value of each Long Component has decreased by 5% and the value of each Short Component has decreased by 17%:

Redemption Amount (per unit) = $10 ×	(101)	= $10.10
100

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, exchange or early redemption of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Composite Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Composite Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Ending Value and calculating the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon early redemption. The Redemption Amount will depend on the change in the level of the Composite Index. Because the level of the Composite Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit. If the Ending Value is less than the Starting Value, the Redemption Amount will be less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, if on any date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed early by us and you will receive, for each Note then owned by you, a cash amount, based on the percentage decrease in the level of the Composite Index calculated as described herein. This amount will be significantly less than the $10 original public offering price per unit.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Composite Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Consumer Staples Select Sector Index, the S&P 500 Diversified Telecommunication Services Index, the Materials Select Sector Index and the Utilities Select Sector Index; and these views are sometimes communicated to clients who participate in these equity industry sector indices and equity sector indices. However, these views, depending upon economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in the U.S. equity market may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index Components from multiple sources. In connection with your purchase of the Notes, you should not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements in the U.S. equity markets.

You should rely on your own evaluation of the merits of an investment in the Notes. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to movements in the U.S. equity market constitutes a recommendation as to the merits of an investment in the Notes.

Your return will not reflect the return of owning the Component Stocks

The return on your Notes will not reflect the return you would realize if you actually owned the stocks represented by the leveraged long position in the Long Components and sold short the stocks represented by the short position in the Short Components. The leveraged long position in the Long Components will not reflect dividends paid on those stocks because the level of the Composite Index is calculated by reference to the prices of those stocks without taking into consideration the value of dividends paid on those stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Composite Index for the reasons discussed below under “—Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor”.

The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes

The Composite Index will reflect a leveraged long position in the Long Components equal to 150% of the initial level of the Composite Index and a short position in the Short Components equal to 50% of the initial level of the Composite Index. The leveraged long position offers the potential for significant increases in the level of the Composite Index due to increases in the value of the Long Components, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Composite Index if there is a decrease in the value of the Long Components. In addition, as a result of the short position, any increase in the value of the Short Components will adversely affect the level of the Composite Index, and may offset any gains in the level of the Composite Index related to increases in the value of the Long Components.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the level of the Composite Index from publicly available information, we will not publish the level of the Composite Index over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Composite Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Standard & Poor’s may adjust the Index in a way that affects its level, and Standard & Poor’s has no obligation to consider your interests

Standard & Poor’s (“S&P”) is responsible for calculating and maintaining the Index. S&P can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the Index. See “The Composite Index.”

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Composite Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Composite Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Composite Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Composite Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Composite Index will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in dividend yields of the Component Stocks are expected to affect the trading value of the Notes. In general, if dividend yields on the Component Stocks in which there is a long position increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks decrease, we expect that the trading value of the Notes will increase. In general, if dividend yields on the Component Stocks in which there is a short position decrease, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks increase, we expect that the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Composite Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Composite Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Component Stocks or futures or options contracts on those stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of those stocks and, in turn, the level of the Composite Index, in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Component Stocks. Temporary increases or decreases in the market prices of the Component Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Component Stocks may change subsequent to the Pricing Date, affecting the level of the Composite Index and therefore the trading value of the Notes.

Potential conflicts

MLPF&S, our subsidiary, is our agent for the purposes of calculating, among other things, the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Composite Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of an Index Component. See the sections entitled “Description of the Notes—Payment at Maturity,” “—Adjustments to the Index Components” and “—Discontinuance of the Index Components” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Composite Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Composite Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Composite Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. Unless earlier redeemed by us as provided below, the Notes will mature on April     , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

Unless earlier redeemed as provided below under “—Redemption Event”, on the maturity date, a holder of a Note will receive an amount equal to the Redemption Amount per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes may be redeemed by ML&Co. as described in this pricing supplement, but are not subject to redemption at the option of ML&Co. or any holder before the stated maturity date except as described below.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, unless the Notes have been previously redeemed by us, a holder of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the calculation agent and will equal:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Select Sectors Long Short Index—Series XII (the “Composite Index”) determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Composite Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (“Nasdaq”) are open for trading.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks included in any Index Component or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in option or futures contracts related to an Index Component or any successor index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to an Index Component, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or option contract on an Index Component or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

(4)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

The occurrence of a Market Disruption Event could affect the calculation of the Redemption Amount on the maturity date or Early Redemption Date. See “—Payment on the Maturity Date” and “—Redemption Event” in this pricing supplement.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the pretax annualized rate of return to holders of the Notes;

•	the pretax annualized rate of return on an investment in the applicable long and short positions in the Component Stocks, which includes an assumed aggregate dividend yield for those stocks, as more fully described in the notes to the table below; and

•	assumes that the closing level of the Composite Index is not equal to or less than 50 on any date before the seventh scheduled Index Business Day before the maturity date. Therefore, the Notes were not subject to early redemption.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the Component Stocks(1)(2)
60.00	–40%	$6.00	–40.59%	–33.01%
70.00	–30%	$7.00	–29.29%	–24.13%
80.00	–20%	$8.00	–18.87%	–15.17%
90.00	–10%	$9.00	–9.14%	–6.11%
100.00(3)	0%	$10.00	0.00%	3.05%
110.00	10%	$11.00	8.65%	12.33%
120.00	20%	$12.00	16.87%	21.72%
130.00	30%	$13.00	24.71%	31.23%
140.00	40%	$14.00	32.23%	40.87%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis.
(2)	This yield assumes:
(a)	a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 2.16% for the stocks included in the Consumer Staples Select Sector Index, 4.03% for the stocks included in the S&P 500 Diversified Telecommunication Services Index, 2.71% for the stocks included in the Materials Select Sector Index and 3.27% for the stocks included in the Utilities Select Sector Index, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index Components (dividends paid on stocks included in the Short Components will decrease this rate of return while dividends paid on stocks included in the Long Components will increase this rate of return) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the value of such Index Component on the Pricing Date to the percentage change required to arrive at the applicable hypothetical Ending Value;
(c)	no transaction fees or expenses or margin charges; and
(d)	an investment term from January 11, 2007 to February 26, 2008, a term expected to be equal to the term of the Notes.
(3)	This will be the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Multipliers, the actual Ending Value and the actual term of your investment.

Redemption Event

If on any date before the first Calculation Day of the Calculation Period the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above under “—Payment on the Maturity Date”; provided, however, for purposes of calculating the Redemption Amount to be paid on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Composite Index was equal to or less than 50; provided that if a Market Disruption Event occurs on the first such date and as a result there is only one Calculation Day, the Ending Value will be determined on that second Calculation Day, and if a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Composite Index (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the second scheduled Index Business Day following the date the closing level of the Composite Index was equal to or less than 50, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Adjustments to the Index Components

If at any time Standard & Poor’s (the “Index Publisher”) makes a material change in the formula for or the method of calculating the Index Components, or in any other way materially modifies an Index Component so that the Index Component does not, in the opinion of the calculation agent, fairly represent the level of the Index Component had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing level of the Composite Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Index Component as if those changes or modifications had not been made, and calculate the closing level with reference to the Index Component, as so adjusted. For example, if the method of calculating an Index Component is modified so that the level of the Index Component is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent shall adjust the Index Component in order to arrive at a level of that Index Component as if it had not been modified.

Discontinuance of the Composite Index

If the Index Publisher discontinues publication of an Index Component or Index Components and the Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to that Index Component (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the Index Publisher or any other entity for that Index Component and calculate the closing value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that the Index Publisher discontinues publication of an Index Component or Index Components and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index Component in accordance with the procedures last used to calculate the Index Component before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index Component as described below, the successor index or level will be used as a substitute for the Index Component for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If the Index Publisher discontinues publication of an Index Component or Index Components before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of an Index Component may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page H15FED1. “Reuters” means Reuters or any successor service or page displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page H15FED1, such rate will be determined in accordance with the procedures set forth in the in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page H15FED1), to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE COMPOSITE INDEX

Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in the Consumer Staples Select Sector Index and the S&P 500® Diversified Telecommunication Services Index (together, the “Long Components”) and a short position in the Materials Select Sector Index and the Utilities Select Sector Index (the “Short Components”), the four indices comprising the Composite Index (each, an “Index Component”), between the Starting Value and the Ending Value. Each of the Index Components is described in the sections entitled “—The Long Components” and “—The Short Components” below. Each Index Component will be assigned a weighting and that weighting will reflect the relative contribution that Index Component will make to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Components can be viewed as a leveraged long position in the Long Components. The negative weighting of –50% of the initial level of the Composite Index in the Short Components can be viewed as a short position in the Short Components.

Determination of the Multiplier for each Index Component

A fixed factor (the “Multiplier”) will be determined for each Index Component on the Pricing Date based upon the initial weighting of each Index Component and will equal:

•	the initial weighting for the Index Component multiplied by 100; and

•	divided by the most recent available closing level of the Index Component and rounded to eight decimal places.

The Multipliers will be calculated in this way so that the level of the Composite Index will equal 100 on the Pricing Date. The Multipliers will remain fixed over the term of the Notes, except that the calculation agent may in its good faith judgment adjust the Multiplier of any Index Component in the event that Index Component is changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the level of that Index Component had those material changes or modifications not been made.

The hypothetical Multipliers for each Index Component as of January 10, 2007 are listed under “—Computation of the Composite Index” below.

Computation of the Composite Index

The calculation agent will calculate the closing level of the Composite Index by summing the products of the closing level for each Index Component on a Calculation Day and the Multiplier applicable to each Index Component. The level of the Composite Index will vary based on the appreciation or depreciation of each Index Component and on whether there is a long or short position in that Index Component. Any appreciation in the value of the Long Components will result in an increase in the level of the Composite Index because of the long position. Conversely, any depreciation in the value of the Long Components will result in a decrease in the level of the Composite Index because of the long position. Any depreciation in the value of the Short Components will result in an increase in the level of the Composite Index because of the short position. Conversely, any appreciation in the value of the Short Components will result in a decrease in the level of the Composite Index because of the short position. If January 10, 2007 was the Pricing Date, for each Index Component, the weighting, closing level, Multiplier and initial Composite Index contribution would be as follows:

Index Components	Symbol	Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Composite Index Contribution
Consumer Staples Select Sector Index	IXR	75%	263.82	0.28428474	75
S&P 500 Diversified Telecommunication Services Index	S5DIVT	75%	145.47	0.51557022	75
Materials Select Sector Index	IXB	–25%	356.71	–0.07008494	–25
Utilities Select Sector Index	IXU	–25%	366.93	–0.06813289	–25
			Starting Value:		100

(1)	This was the closing level of the Index Component on January 10, 2007
(2)	The hypothetical Multiplier equals the applicable initial weighting (as a percentage) multiplied by 100, and then divided by the applicable closing level on January 10, 2007 and rounded to eight decimal places.

Hypothetical Historical Data on the Composite Index

While historical information on the Composite Index will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end levels of the Composite Index from January 2001 through December 2006 based upon historical levels for each Index Component, the applicable hypothetical Multipliers indicated above for each Index Component calculated as of January 10, 2007 and a Composite Index level of 100 on that date. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	146.80	118.78	80.19	81.95	80.34	77.93
February	138.41	113.88	74.62	84.17	78.64	82.90
March	131.11	111.72	73.25	83.41	77.57	84.56
April	132.33	97.91	77.18	85.46	77.82	82.15
May	131.70	99.65	80.98	81.85	79.71	81.64
June	125.23	87.42	82.31	82.05	78.03	86.39
July	131.54	81.00	77.82	81.72	79.86	90.35
August	123.73	79.97	78.29	82.52	77.68	94.57
September	131.94	72.55	75.51	80.44	77.51	97.96
October	119.05	86.43	79.13	80.04	77.61	98.97
November	121.40	88.96	78.03	81.35	78.93	95.74
December	121.26	85.76	80.65	84.15	76.57	101.20

The following graph sets forth the hypothetical historical performance of the Composite Index presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Composite Index.

All disclosures contained in this pricing supplement regarding all of the S&P Select Sectors herein described, including their make-up, method of calculation and changes in their components have been derived from publicly available information prepared by S&P. ML&Co. and MLPF&S has not independently verified the accuracy or completeness of that information.

The Long Components

The indices comprising the Long Components are the Consumer Staples Select Sector Index (the “Consumer Staples Index”) and the S&P 500 Diversified Telecommunication Services Index (the “Telecom Index”), an industry index within the Technology Select Sector Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The historical monthly levels of each of these indices for each month from January 2001 to December 2006 are set forth in the tables and graphs below. This historical data is not indicative of the future performance of any of these indices or the Composite Index.

Description of the Consumer Staples Index. The Consumer Staples Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

Month-End Closing Levels of the Consumer Staples Index. The following table sets forth the closing level of the Consumer Staples Index at the end of each month, in the period from January 2001 through December 2006. This historical data on the Consumer Staples Index is not necessarily indicative of the future performance of the Consumer Staples Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Consumer Staples Index during any period set forth below is not an indication that the Consumer Staples Index is more or less likely to decline at any time during the term of the Notes. The closing level of the Consumer Staples Index on January 10, 2007 was 263.82.

	2001	2002	2003	2004	2005	2006
January	264.82	253.37	192.36	217.50	233.09	232.94
February	266.21	258.31	186.71	229.72	232.94	235.06
March	248.99	260.73	185.59	228.59	230.52	236.18
April	252.17	250.92	190.87	231.62	227.50	237.83
May	256.30	248.44	199.90	229.99	232.22	238.33
June	244.29	222.83	201.24	230.68	227.61	241.73
July	252.84	212.51	200.60	219.27	234.43	245.45
August	250.66	214.55	204.72	223.14	230.54	254.40
September	251.13	198.46	203.10	216.63	232.92	253.63
October	250.28	205.30	212.69	217.83	231.81	258.34
November	259.37	199.25	213.90	223.00	233.56	255.85
December	254.16	199.73	217.69	231.04	233.16	261.54

The following graph sets forth the historical performance of the Consumer Staples Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Consumer Staples Index.

Description of the Telecom Index. The Telecom Index (S5DIVT) is an industry index within the Technology Select Sector Index. Companies included in the Telecom Index include providers of communications and high-density data transmission services primarily through a high band/width/fiber-optic cable network, operators of primarily fixed-line telecommunications networks and companies providing both wireless and fixed-line telecommunications services.

Month-End Closing Levels of the Telecom Index. The following table sets forth the closing level of the Telecom Index at the end of each month, in the period from January 2001 through December 2006. This historical data on the Telecom Index is not necessarily indicative of the future performance of the Telecom Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Telecom Index during any period set forth below is not an indication that the Telecom Index is more or less likely to decline at any time during the term of the Notes. The closing level of the Telecom Index on January 10, 2007 was 145.47.

	2001	2002	2003	2004	2005	2006
January	209.87	157.44	100.75	106.44	105.64	110.29
February	193.42	146.34	90.95	106.24	106.11	118.08
March	187.14	143.46	90.00	104.82	104.47	120.43
April	192.36	118.28	99.14	104.13	104.79	117.03
May	190.22	124.19	104.97	98.91	105.33	114.24
June	180.44	111.43	107.24	101.09	106.02	122.44
July	187.61	96.44	99.13	106.36	108.76	128.56
August	171.69	93.97	99.02	107.49	105.11	134.00
September	183.64	80.94	94.19	108.60	105.27	140.03
October	157.56	104.81	98.94	108.40	103.36	144.39
November	159.67	116.62	96.70	112.34	107.39	142.30
December	162.49	109.73	105.00	114.72	104.53	150.43

The following graph sets forth the historical performance of the Telecom Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Telecom Index.

The Short Components

The indices comprising the Short Components are the Materials Select Sector Index (the “Materials Index”) and the Utilities Select Sector Index (the “Utilities Index”). The historical monthly levels of the index for each month from January 2001 to December 2006 are set forth in the tables below. This historical data is not indicative of the future performance of the index or the Composite Index.

Description of the Materials Index. The Materials Index (IXB) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are involved in the materials industry. Companies in the Materials Index include those involved in chemicals, construction materials, containers and packaging, metals and mining and paper and forest products. The Materials Index, which serves as the benchmark for the Materials Select Sector SPDR Fund (XLB), was established with a level of 250.00 on June 30, 1998.

Month-End Closing Levels of the Materials Index. The following table sets forth the closing level of the Materials Index at the end of each month in the period from January 2001 through December 2006. This historical data on the Materials Index is not necessarily indicative of the future performance of the Materials Index or what the future value of the Notes may be. Any historical upward or downward trend in the closing level of the Materials Index during any period set forth below is not an indication that the Materials Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Materials Index on January 10, 2007 was 356.71.

	2001	2002	2003	2004	2005	2006
January	214.09	225.02	193.69	261.81	296.08	326.94
February	215.96	236.03	187.97	274.60	318.48	319.86
March	206.29	243.07	187.92	268.68	309.53	333.65
April	228.19	232.25	205.21	256.09	287.74	345.47
May	236.62	242.59	211.04	261.52	284.45	330.70
June	226.02	237.50	212.40	274.63	278.67	330.44
July	225.91	210.73	228.99	268.45	293.97	318.71
August	223.26	209.23	235.45	272.45	281.02	327.24
September	198.16	181.87	224.24	282.49	282.23	326.43
October	202.66	191.14	244.68	280.05	283.57	345.47
November	226.48	213.74	249.58	301.52	303.65	359.46
December	221.15	203.93	274.77	305.45	312.05	361.13

The following graph sets forth the historical performance of the Materials Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Materials Index.

Description of the Utilities Index. The Utilities Index (IXU) is a modified market capitalization-based index intended to track the movements of companies involved in water and electrical power and natural gas distribution industries. The Utilities Index, which serves as the benchmark for the Utilities Select Sector SPDR Fund (XLU), was established with a level of 250.00 on June 30, 1998.

Month-End Closing Levels of the Utilities Index. The following table sets forth the closing level of the Utilities Index at the end of each month in the period from January 2001 through December 2006. This historical data on the Utilities Index is not necessarily indicative of the future performance of the Utilities Index or what the future value of the Notes may be. Any historical upward or downward trend in the closing level of the Utilities Index during any period set forth below is not an indication that the Utilities Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Utilities Index on January 10, 2007 was 366.93.

	2001	2002	2003	2004	2005	2006
January	318.20	273.75	188.79	240.89	288.29	326.43
February	320.71	271.00	178.76	244.52	293.13	328.60
March	318.49	283.73	187.00	246.34	295.44	312.44
April	330.78	266.02	202.80	236.70	304.08	316.86
May	332.39	264.22	222.76	237.82	303.45	320.45
June	314.24	245.58	224.66	240.76	320.10	327.23
July	311.68	210.84	209.34	244.15	326.67	343.01
August	299.47	217.37	212.29	252.99	328.18	350.90
September	297.05	188.62	221.28	254.53	340.48	344.28
October	280.72	184.53	223.05	266.34	318.57	362.59
November	275.64	188.29	222.23	276.37	316.38	369.38
December	282.80	195.29	236.52	282.87	318.97	372.78

The following graph sets forth the historical performance of the Utilities Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Utilities Index.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

“S&P, S&P 500 and Standard & Poor’s are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.”

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. The stocks included in each select sector index were selected by the index compilation agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The composition and weighting of the stocks included in each select sector index can be expected to differ from the composition and weighting of stocks included in any similar S&P 500 sector index that is published and disseminated by S&P.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and tax treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and tax treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period for the Notes. The deductibility of capital losses is subject to certain limitations.

Early Redemption of the Notes. Upon an early redemption of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. Any such capital gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period for the Notes. As discussed above, the deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period for the Notes. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, early redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale, early redemption or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange, early redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized with respect to a Note, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Composite Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non- U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization or tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-15
Calculation Day	PS-12
Calculation Period	PS-12
Component Stocks	PS-3
Composite Index	PS-1
Early Redemption Date	PS-4
Ending Value	PS-4
Index Business Day	PS-13
Index Component	PS-3
Index Publisher	PS-15
Long Components	PS-1
Market Disruption Event	PS-13
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Short Components	PS-1
Starting Value	PS-4
successor index	PS-15

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Merrill Lynch Long Short NotesSM

Linked to the Select Sectors Long Short Index—Series XII

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

February     , 2007